FORM OF

PRINCIPAL EXCHANGE-TRADED FUNDS, INC.

CONTRACTUAL FEE WAIVER AGREEMENT

AGREEMENT made this ______ day of ________, 2015 by and between Principal Exchange-Traded Funds, Inc. (the “Fund”) and Principal Management Corporation (the “Advisor”) (together, the “Parties”).

The Advisor has contractually agreed to limit the Fund’s expenses, (excluding interest expense, expenses related to fund investments, acquired fund fees and expenses, and other extraordinary expenses) on certain share classes of certain of the Funds. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each respective class on an annualized basis. The expenses borne by the Advisor are subject to reimbursement by the Funds through the fiscal year end, provided no reimbursement will be made if it would result in the Funds’ exceeding the total operating expense limits. The operating expense limits are attached on Schedule A to this Agreement.

The Agreement embodies the entire agreement of the Parties relating to the subject matter hereof. This Agreement supersedes all prior agreement and understandings, and all rights and obligations thereunder are hereby canceled and terminated. No amendment or modification of this Agreement will be valid or binding unless it is in writing by the Parties

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first written above.

PRINCIPAL EXCHANGE-TRADED FUNDS, INC.	PRINCIPAL MANAGEMENT CORPORATION

By:____ ____________________________	By:____ ____________________________
Name: Michael J. Beer	Name: Michael J. Beer
Title: President and Chief Executive Officer	Title: President and Chief Executive Officer

By:____ ____________________________
Name: Beth C. Wilson
Title: Secretary and Vice President

SCHEDULE A

Series		Expiration
Principal Edge Active Income ETF	0.85%	10/31/2016